UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            TITAN INTERNATIONAL, INC.
                            -------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    88830M102
                                    ---------
                                 (CUSIP Number)

                                  July 21, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit List: Page 9

                                  SCHEDULE 13G

CUSIP No.  88830M102                                          Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL CAPITAL MANAGEMENT L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,111,111
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,111,111
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,111,111

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  6.4%

12       Type of Reporting Person (See Instructions)

                   PN

                                  SCHEDULE 13G

CUSIP No.  88830M102                                          Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL MANAGERS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,111,111
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,111,111
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,111,111

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  6.4%

12       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13G

CUSIP No.  88830M102                                          Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STEVEN H. BLOOM

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,111,111
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,111,111
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,111,111

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  [ ]

11       Percent of Class Represented By Amount in Row (9)

                  6.4%

12       Type of Reporting Person (See Instructions)

                  IN; HC

                                                              Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  Titan International, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2701 Spruce Street, Quincy, IL 62301

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Sagamore Hill Capital Management L.P. ("Sagamore Hill Capital Management");

                  ii)      Sagamore   Hill   Managers   LLC   ("Sagamore    Hill
                           Managers"); and

                  iii)     Steven H. Bloom ("Mr. Steven Bloom");

                  This statement relates to Shares (as defined herein) held for the account of Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation ("Hub Fund"). Pursuant to a portfolio management agreement, Sagamore Hill Capital Management serves as investment manager of the Hub Fund. The General Partner of Sagamore Hill Capital Management is Sagamore Hill Managers. Mr. Steven Bloom is the sole member and manager of Sagamore Hill Managers.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 10 Glenville Street, 3rd Floor, Greenwich, CT 06831.

Item 2(c)         Citizenship:

                  1)       Sagamore  Hill  Capital   Management  is  a  Delaware
                           limited partnership;

                  2)       Sagamore   Hill   Managers  is  a  Delaware   limited
                           liability company; and

                  3)       Mr. Steven Bloom is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  88830M102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                              Page 6 of 10 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Steven Bloom may be deemed the beneficial owner of 1,111,111 Shares held for the account of the Hub Fund assuming the conversion of certain convertible bonds held for the account of the Hub Fund.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Steven Bloom may be deemed to beneficially own constitutes 6.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 16,302,856 as of April 28, 2004), assuming the conversion of certain convertible bonds held for the account of the Hub Fund.

Item 4(c)         Number of shares as to which such person has:

  Sagamore Hill Capital Management
  --------------------------------
  (i)       Sole power to vote or direct the vote:                     1,111,111
  (ii)      Shared power to vote or to direct the vote                         0
  (iii)     Sole power to dispose or to direct the disposition of      1,111,111
  (iv)      Shared power to dispose or to direct the disposition of            0

  Sagamore Hill Managers
  ----------------------
  (i)       Sole power to vote or direct the vote:                     1,111,111
  (ii)      Shared power to vote or to direct the vote                         0
  (iii)     Sole power to dispose or to direct the disposition of      1,111,111
  (iv)      Shared power to dispose or to direct the disposition of            0

  Mr. Steven Bloom
  ----------------
  (i)       Sole power to vote or direct the vote:                     1,111,111
  (ii)      Shared power to vote or to direct the vote                         0
  (iii)     Sole power to dispose or to direct the disposition of      1,111,111
  (iv)      Shared power to dispose or to direct the disposition of            0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                              Page 7 of 10 Pages

Item 6.           Ownership  of  More  than  Five  Percent on  Behalf of Another
                  Person:

                  The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Hub Fund in accordance with their ownership interests in the Hub Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 28, 2004               SAGAMORE HILL CAPITAL MANAGEMENT L.P.

                                  By: Sagamore Hill Managers LLC
                                      its General Partner

                                  By: /s/ Steven H. Bloom
                                     -------------------------------------------
                                     Name:  Steven H. Bloom
                                     Title: Manager

Date: July 28, 2004               SAGAMORE HILL MANAGERS LLC


                                  By: /s/ Steven H. Bloom
                                     -------------------------------------------
                                     Name:  Steven H. Bloom
                                     Title: Manager

Date: July 28, 2004               STEVEN H. BLOOM


                                  /s/ Steven H. Bloom
                                  ----------------------------------------------

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX

Ex.                                                                    Page No.
--                                                                     --------
A.       Joint Filing  Agreement dated as of July 28, 2004, by
         and among  Sagamore  Hill  Capital  Management  L.P.,
         Sagamore   Hill  Managers  LLC,  and  Mr.  Steven  H.
         Bloom................................................               10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of Titan International, Inc., dated as of July 28, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date: July 28, 2004               SAGAMORE HILL CAPITAL MANAGEMENT L.P.

                                  By: Sagamore Hill Managers LLC
                                      its General Partner

                                  By: /s/ Steven H. Bloom
                                     -------------------------------------------
                                     Name:  Steven H. Bloom
                                     Title: Manager

Date: July 28, 2004               SAGAMORE HILL MANAGERS LLC


                                  By: /s/ Steven H. Bloom
                                     -------------------------------------------
                                     Name:  Steven H. Bloom
                                     Title: Manager

Date: July 28, 2004               STEVEN H. BLOOM


                                  /s/ Steven H. Bloom
                                  ----------------------------------------------